Exhibit 99.1

For immediate release

Sify reports revenues of INR 2059 million for

second quarter of fiscal year 2012-13

EBITDA for the quarter at INR 161 million

Chennai, Wednesday, October 17, 2012: Sify Technologies Limited (NASDAQ Global Markets: SIFY), a leader in Managed Enterprise, Network and IT Services in India with growing global delivery capabilities, today announced its consolidated results under International Financial Reporting Standards (IFRS) for the second quarter of fiscal year 2012-13.

Performance Highlights Q2 FY 2012-13:

•	Sify reported revenues of INR 2059 million for the quarter ended September 30, 2012 against revenues of INR 1815 million for the corresponding quarter of the previous year, a growth of 13%.

•	EBITDA for the quarter increased to INR 161 million, as compared to INR 136 million in the corresponding quarter previous year.

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Net profit for the quarter was INR 612 million, as against a net loss of INR 89 million in the corresponding quarter previous year. This quarter includes a one time profit of approximately INR 658 million, realised on exit from our erstwhile affiliate, MF Global Sify Securities India Pvt Ltd. Without this item, the net loss for the quarter would have been INR 45 million.

•	CAPEX during the quarter was INR 1338 million. Cash balance at the end of the quarter was INR 907 million.

Mr. Raju Vegesna, Chairman, said, “We have come through a challenging phase in our growth and I am happy to state that our focused approach is generating measurable results. At the beginning of the financial year, I had shared my vision to turn Sify into a Services and Solutions leader. Our strong showing across all major business lines is a positive indicator of the direction we are moving in. On the business environment, we are pleased that the Government is opening up several sectors for FDI. The true effect of these measures will take some time to bear results, but we believe this would allow several sectors to aggressively ramp-up, thus opening up additional growth opportunity for us. We will continue in our endeavor to become a prominent solutions expert catering to large and emerging Enterprises, SMBs and the Government services.

Mr. Kamal Nath, CEO, said, “We are in an unique position to establish ourselves into a broad based IT Services and Solutions player by integrating the products, applications , professional services and managed services portfolio. Vertical Solutions and Cloud based Services model will be the two key propositions for the market. Our future growth will be primarily led by leveraging our Cloud Services model around both Infrastructure and Applications and with increased focus around Integration and Managed Services offerings.

Mr. M P Vijay Kumar, CFO, said, “Our investments in infrastructure over the past years have given us a strong base as a Solutions and Services provider. Many of these investments should start generating significant revenue over the coming quarters, as they are in an advance stage of commissioning. At the same time, we are engaged in a continuing exercise to keep a strict eye on the cost and completion without time overruns, thus saving us valuable capital. As I remarked in our previous report, a large share of this incremental capital and operating expenditure will be incurred to support the large network integration contract previously announced and our two new state-of-the-art Data Centres in Delhi and Mumbai.

The successful sale of our interest in MF Global Sify Securities India Private Limited has improved our cash position, and will help support the forecasted investments. Cash balance at the end of the quarter was INR 907 million.”

FINANCIAL HIGHLIGHTS

Unaudited Consolidated income statement as per IFRS

(In INR millions)

Description	Quarter ended Sept 2012	Quarter ended Sept 2011	Quarter ended June 2012
Enterprise	1,882	1,613	1,817
Software	177	202	157

Revenue	2,059	1,815	1,974

Cost of Revenues	(1,101)	(1,060)	(1,123)

Selling, General and Administrative Expenses	(797)	(619)	(672)

EBITDA	161	136	179

Depreciation and Amortisation expense	(208)	(172)	(197)

Net Finance Expenses	(16)	(72)	(55)

Other Income	17	—	5

Share of Affiliates	—	19	—

Profit from sale of shares in affiliate and rights therein	658	—	—

Profit / (loss) Before tax	612	(89)	(68)

Income Taxes	—	—	—

Profit / (loss) for the period	612	(89)	(68)

Profit attributable to:
Reconciliation with Non-GAAP measure

Profit / (loss) for the period	612	(89)	(68)
Add:
Depreciation and Amortisation expense	208	172	197
Net Finance Expenses	16	72	55
Less:
Other Income	(17)	—	(5)
Share of Affiliates	—	(19)	—

Profit from sale of shares in affiliate and rights therein	(658)	—	—

EBITDA	161	136	179

BUSINESS HIGHLIGHTS:

Network services

•	Network services continue to see an increase in growth rate in its core data business.

•	Revenue is up 17% over same quarter last year and 4% over last quarter. Key wins include a large PSU bank and retail chain.

•	Our network now covers 970 cities Pan India with over 1795 base stations

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Our strategy of focusing on the SME/SMB market and Tier 2/3 cities has started yielding results. The business growth in this segment is a major component of the overall data revenue growth rate for the company.

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The business continue to report wins in the retail segment; a focus area for Sify. With the recent announcement in FDI in retail, we expect greater adoption of technology in this segment as local retail chains prepare to compete in a fast changing market.

IT Services

•	Overall, IT services have grown 16% over the same period last year.

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The hosting business has won major contracts from Indian software, telecom and banking majors. These are all multi year contracts ensuring a healthy revenue inflow. The new data centers being commissioned over the next 2 quarters will also help improve growth in this segment.

•	We also won a large multi-year Network system Integration and Managed services contract from an Indian Insurance major.

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Our Cloud hosting platform chalked up multiple multi-year wins from Media, FMCG and Telecom companies. We are now accredited by two global cloud services majors for offering their tools on our platform, with one of them also recognising us as “Power of Choice Partner”.

•	The newest stock exchange in the country opted for our Security services. Sify’s Safescrypt services continue to maintain its leadership position.

•	In the first quarter, we launched a new business segment with alliance partners. We are happy to report that this business has taken off well with major contracts from Indian software majors.

Software Services

•	Overall, Software Services registered a growth of 22% over the prior quarter, led by Enterprise applications services, which grew over 40% with wins across a number of industries.

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In addition to a 6th consecutive win of the Brandon Hall award, Sify’s E-learning team also picked up the Asian Learning Leadership Award (Dubai) and Asia Pacific Learning and Development Award (India).

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Over the last 12 months, as per Comscore, http://www.sify.com/ grew by 34% Y on Y. New channels launched were Sify Skills and Sify Gold & Silver Line, along with an application for Facebook called “Sify Social Reader”.

About Sify Technologies

Sify is among the largest integrated Managed Network, IT and Software services companies in India, offering end-to-end solutions with a comprehensive range of products delivered over a common telecom data network infrastructure reaching more than 900 cities and towns in India.

A significant part of the company’s revenue is derived from Corporate Enterprise Services, which include Network and IT services, Connectivity, Security, Network management services, Enterprise applications, Hosting and Remote Infrastructure Management Services. A varied product portfolio at multiple price points allows Sify to also cater to the burgeoning demands of the SMB/SOHO community and the retail consumer; much of it on the cloud platform.

Sify is a recognized ISO 9001:2008 certified service provider for network operations, data center operations and customer support, and for provisioning of VPNs, Internet bandwidth, VoIP solutions and integrated security solutions, and ISO / IEC 20000—1:2005 and ISO/IEC 27001:2005 certified for Internet Data Center operations. Sify has also built a credible reputation in the emerging Cloud Computing market and is today, regarded as a domain expert. Sify has licenses to operate NLD (National Long Distance) and ILD (International Long Distance) services and offers VoIP backhaul to long distance subscriber telephony services. With the Sify Cable landing station and the partnerships inked with several cable companies globally, Sify in present in almost all the spheres of the ICT eco system.

The company has an expanding base of Managed Services customers, both in India and overseas, and is also India’s first enterprise managed services provider to launch a Security Operations Center (SOC) to deliver managed security services.

Sify Software develops applications and offers services to improve business efficiencies of its current clients and prospective client bases. Sify also offers services in the specialized domains of eLearning for-profit, not-for-profit and government institutions both in India and globally. The business also operates two of the most popular portals in India, Sify.com and Samachar.com.

For more information about Sify, visit www.sifycorp.com.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The forward-looking statements contained herein are subject to risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. Sify undertakes no duty to update any forward-looking statements.

For a discussion of the risks associated with Sify’s business, please see the discussion under the caption “Risk Factors” in the company’s Annual Report on Form 20-F for the year ended March 31, 2012, which has been filed with the United States Securities and Exchange Commission and is available by accessing the database maintained by the SEC at www.sec.gov, and Sify’s other reports filed with the SEC.

For further information, please contact

Sify Technologies Limited Mr. Praveen Krishna Investor Relations & Corporate Communications +91 44 22540777 (extn.2055) praveen.krishna@sifycorp.com	Grayling Investor Relations Ms. Trúc Nguyen (ext. 418) Mr. Christopher Chu (ext. 426) +1-646-284-9400 truc.nguyen@grayling.com christopher.chu@grayling.com